UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

     Commission File Number: 001-33259

Covidien Ltd.*
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(Exact name of registrant as specified in its charter)

Cherrywood Business Park, Block G, First Floor, Loughlinstown, Co. Dublin, Ireland
353 1 439-3000
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(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Shares, par value $0.20 per share
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(Title of each class of securities covered by this Form)

None†
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(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

          Please place an X in the box(es) to designate the appropriate rule provisions(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:

          Common Shares, par value $0.20 per share: 1

          Pursuant to the requirements of the Securities Exchange Act of 1934, Covidien Ltd. has caused this certification/notice to be signed and filed on its behalf by the undersigned duly authorized person.

Date:	July 16, 2009	By:	/s/ John W. Kapples
		Name:	John W. Kapples
		Title:	Vice President and Secretary

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.

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*	This Form 15 relates solely to the reporting obligations of Covidien Ltd., which is a wholly owned subsidiary of Covidien plc, under the Securities Exchange Act of 1934 (the “Exchange Act”), and does not affect the reporting obligations of Covidien plc under the Exchange Act.

†	Any reporting obligations of Covidien Ltd. under Section 15(d) of the Exchange Act were assumed by Covidien plc pursuant to Rule 15d-5 under the Exchange Act in connection with the “Transaction” reported in the Current Report on Form 8-K filed by Covidien Ltd. on June 5, 2009.